SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1) OF THE SECURITIES EXCHANGE ACT OF 1934

DIGEX, INCORPORATED

(Name of Subject Company (Issuer))

WORLDCOM, INC.

INTERMEDIA COMMUNICATIONS INC.

BUSINESS INTERNET, INC.

INTERMEDIA INVESTMENT, INC.

(Name of Filing Persons—(Offeror and Other Persons))

CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

253756 10 0

(CUSIP Number of Class of Securities)

Anastasia Kelly

Secretary

WorldCom, Inc.

22001 Loudoun County Parkway

Ashburn, VA 20147

Telephone: (703) 886-5600

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Steven D. Rubin, Esq.

Weil, Gotshal & Manges LLP

700 Louisiana, Suite 1600

Houston, TX 77002

Telephone: (713) 546-5000

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee

$20,415,568.80	$1,652

*	For purposes of calculating the filing fee only. The fee is $80.90 per $1,000,000 of the aggregate offering amount (or .00008090 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #11 issued by the Commission on February 21, 2003. The amount assumes the purchase of 25,519,461 shares of Class A Common Stock of Digex, Incorporated for a purchase price per share of $0.80 in cash.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

■	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
■	going-private transaction subject to Rule 13e-3.
■	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

(Continued on following pages)

(Page 1 of 16 pages)

CUSIP No.	Class A Common Stock: 253756 10 0 Class B Common Stock: 369385 20 8	13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:	WorldCom, Inc. 58-1521612

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [x] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS:		Class A Common Stock: WC, OO Class B Common Stock: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[x]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Georgia

NUMBER OF SHARES	7		SOLE VOTING POWER: Class A Common Stock: 39,350,000(1) Class B Common Stock: 39,350,000(2)

BENEFICIALLY OWNED BY	8		SHARED VOTING POWER: None

EACH REPORTING	9		SOLE DISPOSITIVE POWER: Class A Common Stock: 39,350,000(1) Class B Common Stock: 39,350,000(2)

PERSON WITH	10		SHARED DISPOSITIVE POWER: Class A Common Stock: 730,995(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Class A Common Stock: 40,080,995(4) Class B Common Stock: 39,350,000(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Class A Common Stock: 61.1%(4) Class B Common Stock: 100.0%(2)

14	TYPE OF REPORTING PERSON:	CO

(1)	Includes shares of Class A Common Stock if shares of Class B Common Stock are converted.
(2)	Represents shares of Class B Common Stock held of record by Intermedia Investment, Inc., a wholly owned subsidiary of Business Internet, Inc., which is a wholly owned subsidiary of Intermedia Communications Inc., which is a directly owned subsidiary of WorldCom.
(3)	Represents shares of Class A Common Stock issuable upon conversion of 50,000 shares of Series A Convertible Preferred Stock owned directly by HPQ Holdings, LLC, a wholly owned subsidiary of Hewlett-Packard Company, which shares WorldCom has agreed to purchase pursuant to the terms of a Stock Purchase Agreement dated July 23, 2003, by and among WorldCom, Hewlett-Packard and HPQ Holdings. So long as the Stock Purchase Agreement is in effect, HPQ is prohibited from selling or otherwise transferring the Series A Convertible Preferred Stock.
(4)	Includes shares of Class A Common Stock if shares of Class B Common Stock are converted and shares of Class A Common Stock issuable upon conversion of 50,000 shares of Series A Convertible Preferred Stock owned by HPQ Holdings, LLC. See notes (1) and (3) above.

CUSIP No.	Class A Common Stock: 253756 10 0 Class B Common Stock: 369385 20 8	13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:	Intermedia Communications Inc. 59-2913586
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [x] (b) [_]

3	SEC USE ONLY

4	SOURCE OF FUNDS:	Class A Common Stock: OO Class B Common Stock: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[x]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER: Class A Common Stock: 39,350,000(1) Class B Common Stock: 39,350,000(2)

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: None

EACH REPORTING	9	SOLE DISPOSITIVE POWER: Class A Common Stock: 39,350,000(1) Class B Common Stock: 39,350,000(2)

PERSON WITH	10	SHARED DISPOSITIVE POWER: None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Class A Common Stock: 39,350,000(1) Class B Common Stock: 39,350,000(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Class A Common Stock: 60.7%(1) Class B Common Stock: 100.0%(2)

14	TYPE OF REPORTING PERSON:	CO

(1)	Represents shares of Class A Common Stock if shares of Class B Common Stock are converted.
(2)	Represents shares of Class B Common Stock held of record by Intermedia Investment, Inc., a wholly owned subsidiary of Business Internet, Inc., which is a wholly owned subsidiary of Intermedia Communications Inc.

CUSIP No.	Class A Common Stock: 253756 10 0 Class B Common Stock: 369385 20 8	13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:	Business Internet, Inc. 52-1986462

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [x] (b) [_]

3	SEC USE ONLY

4	SOURCE OF FUNDS:		Class A Common Stock: OO Class B Common Stock: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[x]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware

NUMBER OF SHARES	7		SOLE VOTING POWER: Class A Common Stock: 39,350,000(1) Class B Common Stock: 39,350,000(2)

BENEFICIALLY OWNED BY	8		SHARED VOTING POWER: None

EACH REPORTING	9		SOLE DISPOSITIVE POWER: Class A Common Stock: 39,350,000(1) Class B Common Stock: 39,350,000(2)

PERSON WITH	10		SHARED DISPOSITIVE POWER: None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Class A Common Stock: 39,350,000(1) Class B Common Stock: 39,350,000(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Class A Common Stock: 60.7%(1) Class B Common Stock: 100.0%(2)

14	TYPE OF REPORTING PERSON:	CO

(1)	Represents shares of Class A Common Stock if shares of Class B Common Stock are converted.
(2)	Represents shares of Class B Common Stock held of record by Intermedia Investment, Inc., which is a wholly owned subsidiary of Business Internet, Inc.

CUSIP No.	Class A Common Stock: 253756 10 0 Class B Common Stock: 369385 20 8	13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:	Intermedia Investment, Inc. 59-3677137
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [x] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS:	Class A Common Stock: OO Class B Common Stock: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[x]

6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware

NUMBER OF SHARES	7		SOLE VOTING POWER: Class A Common Stock: 39,350,000(1) Class B Common Stock: 39,350,000

BENEFICIALLY OWNED BY	8		SHARED VOTING POWER: None

EACH REPORTING	9		SOLE DISPOSITIVE POWER: Class A Common Stock: 39,350,000(1) Class B Common Stock: 39,350,000

PERSON WITH	10		SHARED DISPOSITIVE POWER: None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Class A Common Stock: 39,350,000(1) Class B Common Stock: 39,350,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Class A Common Stock: 60.7%(1) Class B Common Stock: 100.0%

14	TYPE OF REPORTING PERSON: CO

(1)	Represents shares of Class A Common Stock if shares of Class B Common Stock are converted.

SCHEDULE TO

This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (this “Schedule TO”), is filed by WorldCom, Inc., a Georgia Corporation (“MCI”), Intermedia Communications Inc., a Delaware corporation and subsidiary of MCI (“Intermedia”), Business Internet, Inc., a Delaware corporation and wholly owned subsidiary of Intermedia (“Business Internet”), and Intermedia Investment, Inc., a Delaware corporation and wholly owned subsidiary of Business Internet (“Intermedia Investment”). This Schedule TO relates to the offer by MCI to purchase all of the outstanding shares of Class A common stock, par value $.01 per share (the “Class A Common Stock”), of Digex, Incorporated (“Digex”), at a price of $0.80 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2003 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, together with any supplements or amendments, collectively constitute the “Offer”). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is expressly incorporated herein by reference in response to all items of this Schedule TO, including without limitation all of the information required by Schedule 13e-3 that is not included in or covered by the items in Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

Summary Term Sheet.    The information set forth in the Offer to Purchase under the title “SUMMARY TERM SHEET” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address. The information set forth in the Offer to Purchase under the title “THE TENDER OFFER—7. Certain Information Concerning Digex” is incorporated herein by reference.

(b)	Securities. As of July 25, 2003, there were 25,519,461 shares of Class A Common Stock issued and outstanding.

(c)	Trading Market and Price. The information set forth in the Offer to Purchase under the title “THE TENDER OFFER—5. Price Range of the Shares; Dividends” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address. The information set forth in the Offer to Purchase under the title “THE TENDER OFFER—9. Certain Information Concerning MCI, Intermedia, Business Internet and Intermedia Investment” and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)	Material Terms. The information set forth in the Offer to Purchase under the titles “SUMMARY TERM SHEET,” “IMPORTANT,” “INTRODUCTION,” “SPECIAL FACTORS—1. Background of the Offer, 2. Purpose and Structure of the Offer, 3. Plans for Digex After the Offer; Certain Effects of the Offer and the Merger, 6. Certain U.S. Federal Income Tax Consequences,” “THE TENDER OFFER—1. Terms of the Offer; Expiration Date, 2. Acceptance for Payment and Payment, 3. Procedures for Accepting the Offer and Tendering Shares, and 4. Withdrawal Rights” is incorporated herein by reference.

(b)	Purchases. The information set forth in the Offer to Purchase under the titles “SUMMARY TERM SHEET” and “SPECIAL FACTORS—10. Transactions and Arrangements Concerning Class A Common Stock” is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS—1. Background of the Offer, 4. Recommendation of the Special Committee of the Board; Fairness of the Offer, 5. Position of MCI Regarding Fairness of the Offer, 7. Structure of MCI’s Ownership and Operating Arrangements of Digex, 10. Transactions and Arrangements Concerning Class A Common Stock” and “THE TENDER OFFER—9. Certain Information Concerning MCI, Intermedia, Business Internet and Intermedia Investment and 13. Certain Legal Matters; Required Regulatory Approvals” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes. The information set forth in the Offer to Purchase under the titles “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS—1. Background of the Offer, 2. Purpose and Structure of the Offer, and 3. Plans for Digex After the Offer; Certain Effects of the Offer and the Merger” is incorporated herein by reference.

(b)	Use of Securities Acquired. The information set forth in the Offer to Purchase under the titles “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS—1. Background of the Offer, 2. Purpose and Structure of the Offer, and 3. Plans for Digex After the Offer; Certain Effects of the Offer and the Merger” is incorporated herein by reference.

(c)	Plans. The information set forth in the Offer to Purchase under the titles “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS—1. Background of the Offer, 3. Plans for Digex After the Offer; Certain Effects of the Offer and the Merger,” and “THE TENDER OFFER—6. Effect of the Offer on the Market for the Shares; Exchange Act Registration” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds. The information set forth in the Offer to Purchase under the titles “SUMMARY TERM SHEET,” “INTRODUCTION,” “THE TENDER OFFER – 10. Source and Amount of Funds and 14. Certain Fees and Expenses” is incorporated herein by reference.

(b)	Conditions. None.

(d)	Borrowed Funds. None.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership. The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS—9. Beneficial Ownership of Common Stock, 10. Transactions and Arrangements Concerning Class A Common Stock,” and “THE TENDER OFFER—9. Certain Information Concerning MCI, Intermedia, Business Internet and Intermedia Investment” is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS—1. Background of the Offer, 10. Transactions and Arrangements Concerning Class A Common Stock” and “THE TENDER OFFER—9. Certain Information Concerning MCI, Intermedia, Business Internet and Intermedia Investment” is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or Recommendations. The information set forth in the Offer to Purchase under the titles “SUMMARY TERM SHEET,” “SPECIAL FACTORS—4. Recommendation of the Special Committee of the Board; Fairness of the Offer,” and “THE TENDER OFFER—14. Certain Fees and Expenses” is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Financial Information.    Because the consideration offered consists solely of cash, the financial statements of MCI, Intermedia, Business Internet and Intermedia Investment are not material pursuant to Instruction 2 to Item 10 of Schedule TO.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS—9. Beneficial Ownership of Common Stock, 10. Transactions and Arrangements Concerning Class A Common Stock, and 11. Related Party Transactions,” and “THE TENDER OFFER—7. Certain Information Concerning Digex, 9. Certain Information Concerning MCI, Intermedia, Business Internet and Intermedia Investment, and 13. Certain Legal Matters; Required Regulatory Approvals” is incorporated herein by reference.

(b)	Other Material Information. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)	Offer to Purchase, dated August 27, 2003.

(a)(2)	Letter of Transmittal.

(a)(3)	Notice of Guaranteed Delivery.

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(6)	Text of joint press release issued by MCI and Digex, dated August 27, 2003, announcing the commencement of the Offer.

(a)(7)	Summary Advertisement published in the Wall Street Journal on August 27, 2003.

(b)	None.

(d)	Stock Purchase Agreement dated as of July 23, 2003 by and among WorldCom, Inc., Hewlett-Packard Company and HPQ Holdings, LLC.

(g)	None.

(h)	None.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

SCHEDULE 13E-3, ITEM 2.	SUBJECT COMPANY INFORMATION.

(d)	Dividends. The information set forth in the Offer to Purchase under the title “THE TENDER OFFER—5. Price Range of the Shares; Dividends” is incorporated herein by reference.

(e)	Prior Public Offerings. The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS—10 Transactions and Arrangements Concerning Class A Common Stock” and “THE TENDER OFFER—7. Certain Information Concering Digex” is incorporated herein by reference.

(f)	Prior Stock Purchases. The information set forth in the Offer to Purchase under the titles “SUMMARY TERM SHEET,” “SPECIAL FACTORS—1. Background of the Offer, 10. Transactions and Arrangements Concerning Class A Common Stock,” and “THE TENDER OFFER—7. Certain Information Concerning Digex” is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(b)	Business and Background of Entities. The information set forth in the Offer to Purchase under the title “THE TENDER OFFER—9. Certain Information Concerning MCI, Intermedia, Business Internet and Intermedia Investment” is incorporated herein by reference.

(c)	Business and Background of Natural Persons. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference. During the last five years, to the best knowledge of MCI, Intermedia, Business Internet and Intermedia Investment, none of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Unless otherwise noted, the persons listed on Schedule I to the Offer to Purchase are citizens of United States of America.

SCHEDULE 13E-3, ITEM 4.	TERMS OF THE TRANSACTION.

(c)	Different Terms. Not applicable.

(d)	Appraisal Rights. The information set forth in the Offer to Purchase under the title “SPECIAL FACTORS—8. Dissenters’ Rights” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. None.

(f)	Eligibility for Listing or Trading. Not applicable.

SCHEDULE 13E-3, ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	Transactions. The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS—1. Background of the Offer, 7. Structure of MCI’s Ownership and Operating Arrangements of Digex, 10. Transactions and Arrangements Concerning Class A Common Stock, 11. Related Party Transactions,” “THE TENDER OFFER—5. Price Range of the Shares; Dividends and 9. Certain Information Concerning MCI, Intermedia, Business Internet and Intermedia Investment” is incorporated herein by reference.

(b)	Significant Corporate Events. The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS—1. Background of the Offer, 4. Recommendation of the Special Committee of the Board; Fairness of the Offer, 7. Structure of MCI’s Ownership and Operating Arrangements of Digex, and 10. Transactions and Arrangements Concerning Class A Common Stock” is incorporated herein by reference.

(c)	Negotiations or Contracts. The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS—1. Background of the Offer, 4. Recommendation of the Special Committee of the Board; Fairness of the Offer, and 10. Transactions and Arrangements Concerning Class A Common Stock” is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)	Purposes. The information set forth in the Offer to Purchase under the titles “SUMMARY TERM SHEET,” “SPECIAL FACTORS—1. Background of the Offer, 2. Purpose and Structure of the Offer, and 3. Plans for Digex After the Offer; Certain Effects of the Offer and the Merger” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS—1. Background of the Offer, and 2. Purpose and Structure of the Offer” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Offer to Purchase under the titles “SUMMARY TERM SHEET,” “SPECIAL FACTORS—1. Background of the Offer, 2. Purpose and Structure of the Offer, and 3. Plans for Digex After the Offer; Certain Effects of the Offer and the Merger” is incorporated herein by reference.

(d)	Effects. The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS—1. Background of the Offer, 3. Plans for Digex After the Offer; Certain Effects of the Offer and the Merger, 6. Certain U.S. Federal Income Tax Consequences” and “THE TENDER OFFER—6. Effect of the Offer on the Market for the Shares; Exchange Act Registration” is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a)	Fairness. The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS—4. Recommendation of the Special Committee of the Board; Fairness of the Offer, and 5. Position of MCI Regarding Fairness of the Offer” is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS—2. Purpose and Structure of the Offer, 4. Recommendation of the Special Committee of the Board; Fairness of the Offer, and 5. Position of MCI Regarding Fairness of the Offer” is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS—4. Recommendation of the Special Committee of the Board; Fairness of the Offer, and 5. Position of MCI Regarding Fairness of the Offer” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS—1. Background of the Offer, 4. Recommendation of the Special Committee of the Board; Fairness of the Offer, and 5. Position of MCI Regarding Fairness of the Offer” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Offer to Purchase under the titles “SUMMARY TERM SHEET,” “SPECIAL FACTORS—1. Background of the Offer, and 4. Recommendation of the Special Committee of the Board; Fairness of the Offer” is incorporated herein by reference.

(f)	Other Offers. The information set forth in the Offer to Purchase under the title “SPECIAL FACTORS—1. Background of the Offer” is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)	Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the title “SPECIAL FACTORS—4. Recommendation of the Special Committee of the Board; Fairness of the Offer” and Annex A of the Offer to Purchase is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS—4. Recommendation of the Special Committee of the Board; Fairness of the Offer” and Annex A of the Offer to Purchase is incorporated herein by reference.

(c)	Availability of Documents. The information set forth in the Offer to Purchase under the titles “SPECIAL FACTORS—4. Recommendation of the Special Committee of the Board; Fairness of the Offer” and Annex A of the Offer to Purchase is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 10.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(c)	Expenses. The information set forth in the Offer to Purchase under the title “THE TENDER OFFER—14. Certain Fees and Expenses” is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 12.	THE SOLICITATION OR RECOMMENDATION

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Offer to Purchase under the title “SPECIAL FACTORS—10. Transactions and Arrangements Concerning Class A Common Stock” is incorporated herein by reference.

(e)	Recommendations of Others. The information set forth in the Offer to Purchase under the title “SPECIAL FACTORS—4. Recommendation of the Special Committee of the Board; Fairness of the Offer, and 5. Position of MCI Regarding Fairness of the Offer” is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 13.	FINANCIAL STATEMENTS.

(a)	Financial Information. The information set forth in the Offer to Purchase under the title “THE TENDER OFFER—8. Selected Consolidated Financial Data of Digex” is incorporated herein by reference. The information set forth in Digex’s Annual Report on Form 10-K for the year ended December 31, 2002 under the title “Item 8—Financial Statements and Supplementary Data,” and in Digex’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 under the title “Item 1—Financial Statements (Unaudited)” is incorporated herein by reference.

(b)	Pro Forma Information. Not Applicable.

SCHEDULE 13E-3, ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(b)	Employees and Corporate Assets. None.

SCHEDULE 13E-3, ITEM 16.	EXHIBITS.

(c)	Opinion of Lane, Berry & Co. International to the Special Committee of the Board of Directors of Digex, Incorporated, dated August 25, 2003 (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)).

(f)	Section 262 of the Delaware General Corporation Law (included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2003

WORLDCOM, INC.

By:	/s/ Anastasia Kelly

Name:	Anastasia Kelly
Title:	Executive Vice President, General Counsel and Secretary

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2003

INTERMEDIA COMMUNICATIONS INC.

By:	/s/ Anastasia Kelly

Name:	Anastasia Kelly
Title:	Secretary

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2003

BUSINESS INTERNET, INC.

By:	/s/ Anastasia Kelly

Name:	Anastasia Kelly
Title:	Secretary

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2003

INTERMEDIA INVESTMENT, INC.

By:	/s/ Anastasia Kelly

Name:	Anastasia Kelly
Title:	Secretary

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)	Offer to Purchase, dated August 27, 2003.

(a)(2)	Letter of Transmittal.

(a)(3)	Notice of Guaranteed Delivery.

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(6)	Text of joint press release issued by MCI and Digex, dated August 27, 2003, announcing the commencement of the Offer.

(a)(7)	Summary Advertisement published in the Wall Street Journal on August 27, 2003.

(b)	None.

(c)	Opinion of Lane, Berry & Co. International to the Special Committee of the Board of Directors of Digex, Incorporated, dated August 25, 2003 (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)).

(d)	Stock Purchase Agreement dated as of July 23, 2003 by and among WorldCom, Inc., Hewlett-Packard Company and HPQ Holdings, LLC.

(f)	Section 262 of the Delaware General Corporation Law (included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1)).

(g)	None.

(h)	None.